Compaq Computer Corporation  P.O. Box 692000                      NEWS RELEASE
Public Relations Department  Houston, Texas  77269-2000
Tel 713-514-0484             Fax 713-514-4583

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             Compaq Announces Agreement To Acquire NetWorth, Inc.

              Compaq Plans to Extend Internetworking Product Line
                  to Include Stackable Hubs, High Speed Hubs
                             And Ethernet Switches


         HOUSTON, November 6, 1995 -- Compaq Computer Corporation (NYSE: CPQ) today announced it had reached a definitive agreement to acquire NetWorth, Inc. (NASDAQ: NWTH). Compaq will commence a tender offer to acquire all the outstanding shares of NetWorth, Inc. for $42.00 per share in cash for an approximate purchase price of $372 million. The Board of Directors and management team of NetWorth support this transaction and recommend shareholder acceptance. Compaq anticipates distributing tender offer materials around November 9, 1995. Upon the successful completion of the tender officer, NetWorth will become a wholly owned subsidiary of Compaq. Founded in 1985, and headquartered in Irving, Texas and San Jose, Calif., NetWorth is a leading developer, manufacturer and supplier of Fast Ethernet hubs, switches and related products.

         The proposed acquisition of NetWorth will help Compaq accelerate the adoption of client/server networked computing through increased ease of use, performance, and network management. The acquisition of NetWorth, just three weeks after the announced acquisition of Thomas-Conrad, represents the rapid fulfillment of Compaq's promise to deliver a complete line of internetworking products. "These acquisitions accelerate the evolution of Compaq from a PC company to a full service computer company," said Eckhard Pfeiffer, president and chief executive officer of Compaq Computer Corporation.

         Pfeiffer added, "NetWorth enhances our ability to supply world-class price:performance products through our vast distribution network, and clearly underscores our commitment to provide our customers with a complete, end-to-end Compaq network solution of the highest quality. Our offer of $42 per share reflects the recent success of NetWorth's strategy and the potential of our combined strengths."

         NetWorth's product line includes a broad range of Ethernet and Fast Ethernet hubs, Switching hubs, and Network Management products. NetWorth's stackable 10BaseT repeaters hold a five percent market share,(1) while the Fast Ethernet product line is number two in overall shipments and currently holds approximately 20 percent market share.(2)

         "Given the breadth of NetWorth's Fast Ethernet product line and rapid market acceptance, we believe the combined organizations will quickly become a market leader in the fast growing internetworking arena," said Gary Stimac, senior vice president and general manager of Compaq's Systems Division.
Stimac added, "Between the NetWorth merger, the routing partnership with Cisco and the recent acquisition of Thomas-Conrad, Compaq can now deliver a full suite of products meeting the needs of departmental and workgroup customers."

         In June, Compaq announced its strategy to create end-to-end, easy-to-use computing solutions -- that is, to provide customers with clients, servers, network interface cards (NICs), routers, hubs and network management, all tightly integrated and tested. At the same time, Compaq formed a partnership with Cisco Systems, Inc. to jointly develop a new router platform based on industry standard hardware and Cisco IOS(TM). Compaq's goal is to simplify the deployment of client/server computing systems while reducing the overall cost of owning and maintaining those systems. With a 41 percent market share worldwide(3), Compaq is the market share leader in x86-based servers.


         Compaq announced its acquisition of Thomas-Conrad Corporation, a privately held Austin, Texas-based manufacturer of NICs and hubs, during the company's Innovate Forum 95 conference last month. "Taken together, the Thomas-Conrad and NetWorth acquisitions, along with the Cisco partnership, will give us all of the components we need to provide our resellers end-to-end client/server Compaq solutions," said Ross Cooley, senior vice president of Compaq North America. "This is a tremendous opportunity for our channels to offer integrated solutions to their customers, providing greater value and better accountability through a single vendor."

         Consolidation in the internetworking industry has significantly altered the competitive landscape in the past few years, requiring economies of scale and breadth of product to compete effectively. "The merger catapults NetWorth into a position where we can continue to offer a competitive choice to the market, and attain top-tier supplier status," said John McHale, founder and chief executive officer of NetWorth. "It's a tremendous opportunity for NetWorth to accelerate market share gains by leveraging Compaq's worldwide distribution partners." McHale will become a corporate vice president of Compaq Computer Corporation, and a senior member of the Compaq Systems Division team reporting to Gary Stimac.

         Completion of the transaction is subject to conditions including clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

Company Background

         Compaq Computer Corporation is the world's largest supplier of personal computers, offering desktop PCs, portable PCs, servers and options. Founded in 1982, the Company reported 1994 worldwide sales of $10.9 billion. Compaq products are sold and supported in more than 100 countries throughout the world. Compaq also sells directly to customers through Compaq Direct Plus at 1-800-888-5858. Compaq provides a 24-hour customer report and can be reached through the Compaq forums on America Online, CompuServe, Internet (http://www.compaq.com), and Prodigy, or by calling 1-800-345-1518. Further information about NetWorth can be found on their homepage through the Internet (http://www.networth.com).

                                   #   #   #

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editorial information, contact:

Compaq Computer Corporation
            Nora Hahn, Mike Berman, Yvonne Donaldson          713-514-0484
            John Sweney, Jerele Neeld

Miller/Shandwick Technologies
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            Scott Collins (SCollins@millercom.com)
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(1) Source: IDC April, 1995
(2) Source: Dell'Oro Group for the quarter ending September 30, 1995
(3) Source: IDC figures for 2Q 1995